UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 22, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 18, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2092648
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 186 Class A Ordinary Shares; Series 190 Class A Ordinary Shares; Series 191 Class A Ordinary Shares; Series 192 Class A Ordinary Shares; Series 193 Class A Ordinary Shares; Series 195 Class A Ordinary Shares; Series 196 Class A Ordinary Shares; Series 197 Class A Ordinary Shares; Series 198 Class A Ordinary Shares; Series 199 Class A Ordinary Shares; Series 200 Class A Ordinary Shares; Series 201 Class A Ordinary Shares; Series 202 Class A Ordinary Shares; Series 203 Class A Ordinary Shares; Series 204 Class A Ordinary Shares; Series 205 Class A Ordinary Shares; Series 206 Class A Ordinary Shares; Series 207 Class A Ordinary Shares; Series 208 Class A Ordinary Shares; Series 209 Class A Ordinary Shares; Series 211 Class A Ordinary Shares; Series 212 Class A Ordinary Shares; Series 213 Class A Ordinary Shares; Series 214 Class A Ordinary Shares; Series 215 Class A Ordinary Shares; Series 216 Class A Ordinary Shares; Series 217 Class A Ordinary Shares; Series 218 Class A Ordinary Shares; Series 219 Class A Ordinary Shares; Series 220 Class A Ordinary Shares; Series 221 Class A Ordinary Shares; Series 222 Class A Ordinary Shares; Series 223 Class A Ordinary Shares; Series 224 Class A Ordinary Shares; Series 225 Class A Ordinary Shares; Series 226 Class A Ordinary Shares; Series 227 Class A Ordinary Shares; Series 228 Class A Ordinary Shares; Series 229 Class A Ordinary Shares; Series 230 Class A Ordinary Shares; Series 231 Class A Ordinary Shares; Series 232 Class A Ordinary Shares; Series 233 Class A Ordinary Shares; Series 234 Class A Ordinary Shares; Series 236 Class A Ordinary Shares; Series 244 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 18, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on June 18, 2026, Masterworks Gallery, LLC, as agent for its Series 214 (“Series 214”) (formerly known as Masterworks 214, LLC) and the Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by the Company created by Helen Frankenthaler (the “Artwork”) to an unaffiliated gallery (the “Consignee”), pursuant to a Consignment Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on June 18, 2026.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through July 15, 2026, provided that the Company receives a minimum net proceed amount in connection with the sale. The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

On June 18, 2026, the Consignee reached a definitive agreement to sell the Artwork to an undisclosed buyer (the “Buyer”) for $2,600,000 (net of fees and commissions) (the “Sale Price”) in accordance with the terms and conditions of the Consignment Agreement.

Title of the Artwork shall pass to the Buyer only after the Company receives the full Sale Price. The Company cannot guarantee that the Buyer will make payment in full or that the sale will be completed. Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 214 will use the proceeds of the sale of the Artwork to pay or provide for payment of the Series 214’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 214’s shareholders of record, after which Series 214 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on June 18, 2026)*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 18, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: June 22, 2026